ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Nos. 333-221419 and 333-221419-01

January 16, 2019

DCP MIDSTREAM OPERATING, LP

Fully and Unconditionally Guaranteed by

DCP Midstream, LP

Pricing Term Sheet

$325,000,000 5.375% Senior Notes due 2025

The information in this pricing term sheet supplements the preliminary prospectus supplement of DCP Midstream Operating, LP, dated January 16, 2019 (the “preliminary prospectus supplement”), and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information included therein. Terms used but not defined herein have the meanings assigned to them in the preliminary prospectus supplement.

Issuer:	DCP Midstream Operating, LP

Security Ratings (Moody’s / S&P / Fitch)*:	Ba2/BB/BB+

Guarantor:	DCP Midstream, LP

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	January 16, 2019

Settlement Date: (T+2)	January 18, 2019

Interest Accrual Date:	January 15, 2019

Maturity Date:	July 15, 2025

Principal Amount:	$325,000,000

Fungibility:	On July 17, 2018, we issued $500,000,000 aggregate principal amount of 5.375% Senior Notes due 2025 (the “existing 2025 notes”). The notes offered hereby will be issued as additional notes under the supplemental indenture governing the existing 2025 notes, will have identical terms, other than the issue date, and will be fully fungible with the existing 2025 notes, treated as a single class for all purposes under the indenture governing the existing 2025 notes, and issued under the same CUSIP number as the existing 2025 notes. Upon completion of this offering, $825,000,000 in aggregate principal amount of the notes will be outstanding.

Benchmark:	2.625% due December 31, 2023

Benchmark Price / Yield:	100-12+ / 2.540%

Spread to Benchmark:	+269.4 bps

Yield to Maturity:	5.234%

Coupon:	5.375%

Public Offering Price:	100.750% plus accrued interest from January 15, 2019, to, but excluding, the Settlement Date.

Net Proceeds Before Expenses:	$324,593,750

Optional Redemption:	At any time prior to April 15, 2025 (three months before the maturity date of the notes), we will have the right to redeem the notes, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the principal amounts of the notes to be redeemed and the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the redemption date) discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but not including such redemption date. At any time on or after April 15, 2025 (three months before the maturity date of the notes), we will have the right to redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Interest Payment Dates:	January 15 and July 15 of each year, beginning July 15, 2019

CUSIP / ISIN:	23311V AG2 / US23311VAG23

Use of Proceeds:	We intend to use the net proceeds from this offering for general partnership purposes, including the funding of capital expenditures and the repayment of indebtedness under our revolving credit facility.

Joint Bookrunning Managers:	Mizuho Securities USA LLC Barclays Capital Inc. SunTrust Robinson Humphrey, Inc. Citigroup Global Markets Inc. MUFG Securities Americas Inc. TD Securities (USA) LLC

Co-Managers:	PNC Capital Markets LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc. BB&T Capital Markets, a division of BB&T Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s base prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Mizuho Securities USA LLC at 1-866-271-7403; Barclays Capital Inc. at 1-888-603-5847; SunTrust Robinson Humphrey, Inc. at 1-800-685-4786; Citigroup Global Markets Inc. at 1-800-831-9146; MUFG Securities Americas Inc. at 1-877-649-6848; or TD Securities (USA) LLC at 1-855-495-9846.

No PRIIPs key information document (KID). Not for retail investors in the EEA. No PRIIPs KID has been prepared as not available to retail in EEA.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.